Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Nine Months Ended September 30, 2016
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$90,500
Fixed charges	66,833
Capitalized interest	(5,731)
Distributions of earnings from unconsolidated affiliates	3,523
Total earnings	$155,125

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$56,111
Amortization of debt issuance costs	2,645
Capitalized interest	5,731
Interest component of rental expense	2,346
Total fixed charges	66,833
Preferred Unit distributions	1,877
Total fixed charges and Preferred Unit distributions	$68,710

Ratio of earnings to fixed charges	2.32
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.26